                          [ERNST & YOUNG LETTERHEAD]


March 23, 1998



Mr. Martin R. Durbin, CPA
Treasurer & Chief Financial Officer
United Services Planning Association, Inc. &
  Independent Research Agency for Life Insurance, Inc.
USPA&IRA Building
4100 South Hulen Street
P.O. Box 2387
Fort Worth, Texas 76113


Dear Marty:

Pursuant to our previous discussions regarding the advantages and disadvantages of electing S corporation status for United Services Planning Association, Inc. & Independent Research Agency for Life Insurance, Inc. ("USPA&IRA"), we are providing you with the following comments for consideration.

It is our understanding that USPA&IRA files a consolidated federal corporate income tax return. The ownership structure of USPA&IRA is currently divided into two classes of shareholders. The "A" class of stock is common stock with voting rights and limited transferability. Approximately 14 shareholders currently own A class stock. The "B" class of stock is non voting common stock with limited transferability and limited growth. There are in excess of 500 shareholders currently holding B class stock. History has shown that annually, USPA&IRA typically pays out to its shareholders, dividends to the extent of book earnings. Because USPA&IRA is taxed as a "C" corporation, the dividends are subject to two layers of tax, or approximately 61% of every dollar earned is paid as income tax.

IN GENERAL

The principal advantage of the S corporation form over a C corporation form is that the earnings of an S corporation are generally only subject to a single level of tax. In contrast, the earnings of a C corporation are generally taxed twice; first at the corporate level when earned, and second at the shareholder level when distributed. An S corporation is not subject to the corporate income tax, the alternative minimum tax, the environmental tax, the accumulated earnings tax, or the personal holding company tax as are those businesses which have chosen the C corporation form. Instead, an S corporation's items of income, gain, deduction, loss and credits pass through to its shareholders to be taken into account on their personal income tax returns. In USPA&IRA's situation, if the S election is made, the income and expense items will pass through to each shareholder and will be taken into their respective income tax returns. The items will not be

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Mr. Martin R. Durbin                                             March 23, 1998

subject to the various taxes at the corporation level but will be subject to tax once on each shareholders personal return. Each pass through item will then be subject to the limitations set forth for individuals (i.e., charitable contributions, long-term capital gains, Section 1231 gains and capital losses). Therefore, if USPA&IRA elects S corporation status, generally distributions made from the corporation to the shareholders will be tax free. For example, as a C corporation, income is taxed at 35%. If the corporation earns $100, $35 is paid in taxes resulting in $65 dollars remaining. If the $65 is paid as a dividend to the shareholders, assuming each shareholder is in the 39.6% tax bracket, another $26 is paid in taxes. At this point, the corporation earned $100, and the shareholders end up with $39. Under an S corporation scenario, the $100 passes through to the shareholders with the shareholders paying $39.6 in taxes. The $100 of income earned by the S corporation can be distributed tax free to the shareholders, thus the shareholders have $60.4 remaining as compared to the $39.

If the corporation is operating at a loss, the ability to pass through losses also favors the S status. Losses passed through to shareholders can offset earnings from other sources on a current basis and may offset income taxes at a 39.6% effective tax rate (assuming that the utilization of the losses is not limited by the basis, at-risk or passive activity loss rules). (Income tax rate differentials are discussed below). Losses of a regular C corporation do not pass through to its shareholders and can only be utilized to offset prior or future earnings of the corporation for a limited period of time. Therefore, if losses are incurred, then each of USPA&IRA's shareholders will be allocated the losses. These losses can then be used to offset other income earned by the shareholders like salaries, interest or capital gains subject to the availability of their basis in the corporation and the passive activity rules.

A disadvantage of the S corporation form can be seen in the income tax rate differential. The differential between the top individual effective marginal tax rates of 39.6% (federal rate) compared to the 35% marginal federal corporate rate may favor the C corporation status. Other factors that widen this differential are the individual's effective marginal rate may be even higher than 39.6% as a result of the phase-out of the personal exemptions and the limitation on itemized deductions based on the individual's adjusted gross income. Therefore, the impact of a change to the S corporate form may subject any income passed through to the shareholders to a higher effective tax rate than would be applicable if the C corporate form was used. However, the decision of whether or not to elect the S corporation form should not be limited to the increased tax burden on the shareholders. The benefits of distributing the accumulated earnings of the corporation tax free is in itself a significant benefit which yields a considerable benefit to electing the S corporate form as discussed in our previous paragraph. Additionally, with the ability to distribute the accumulated earnings of the corporation tax free to the shareholders, any additional taxes that are required to be paid can be funded with these distributions.

To further illustrate the savings a dividend paying corporation such as USPA&IRA can save, assume USPA&IRA elected S corporation status for the tax year ended September 30, 1997. In



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Mr. Martin R. Durbin                                             March 23, 1998


reviewing the 1996 Form 1120 for Independent Research Agency for Life Insurance, Inc. and Subsidiaries, taxable income was approximately $15,000,000. The table below compares the total tax paid by USPA&IRA and shareholders under a C corporation vs. S corporation election.

For this example, we have assumed all items of income and expense are treated equally by taxpayers of the S corporation and C corporation and 100% of income is dividended to shareholders. Additionally, the tax rate used for S corporation shareholders is 39.6%.

-----------------------------------------------------------------------------
                            C CORPORATION     S CORPORATION    CASH SAVINGS
-----------------------------------------------------------------------------
Taxable Income               $15,000,000      $15,000,000
-----------------------------------------------------------------------------
Tax at Corporate Level       $ 5,250,000      $         0
-----------------------------------------------------------------------------
Tax to Shareholders          $         0      $ 5,940,000
-----------------------------------------------------------------------------
Cash at Corporate Level      $ 9,750,000      $15,000,000
-----------------------------------------------------------------------------
Dividend / Distribution to
 Shareholders                $ 9,750,000      $15,000,000
-----------------------------------------------------------------------------
Tax to Shareholders on
 Dividend                    $ 3,861,000      $         0
-----------------------------------------------------------------------------
Total Tax Paid               $ 9,111,000      $ 5,940,000      $3,171,000
-----------------------------------------------------------------------------
Cash to Shareholders         $ 5,889,000      $ 9,060,000      $3,171,000
-----------------------------------------------------------------------------

In this example, by electing S corporation status, USPA&IRA and its shareholders would pay 54 percent less income taxes and the shareholders would have $3,171,000 in surplus cash.

S CORPORATION ELIGIBILITY

For USPA&IRA to elect S corporation status it must have no greater than 75 shareholders and have only one class of stock. One method to pare down to 75 shareholders would be to redeem 100% of the B class of stock in exchange for cash or installment notes. The B class of stock could then be replaced by a "Phantom Stock" plan which would compensate the current B shareholders as if they were still holding the B class of stock. One advantage of using a Phantom Stock plan rather than actual stock certificates, is that Phantom Stock does not require a capital outlay of cash to purchase the shares. Phantom stock may be granted to the taxpayer with participation in corporate growth through a compensatory arrangement. A Phantom Stock plan could be established to place the current B class of shareholders in a monetary relationship with USPA&IRA which is equivalent to their current relationship.

BUILT-IN GAINS TAX

As discussed earlier, the election of the S corporate form will allow a business to avoid double taxation on income and gain items earned in the corporation. However, when a former C corporation elects S status, generally, a tax can be imposed on the appreciation of the assets of the former C corporation if the assets are subsequently sold be the S corporation. Internal Revenue Code (IRC) Section 1374 imposes a 35% tax on such gains. Subject to a number of special

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Mr. Martin R. Durbin                                             March 23, 1998


rules, the tax generally is imposed only on recognized gains attributable to appreciation in the assets which arose while the corporation was a C corporation or to income otherwise attributable to a C year. The tax generally applies only to former C corporations which elected S after 1986, and in general only for the first 10 years after the corporation converts to S status. Any built-in gain, net of the corporate-level tax, flows through and is immediately taxable to the corporation's shareholders. Therefore, a significant benefit of an immediate election of the S status is to shelter the future appreciation of the assets in USPA&IRA from the built-in gains tax, since appreciation is expected. Once the election to convert to an S corporation is made, the 10 year recognition period begins on the appreciation of the assets from the date of conversion. Careful planning can be used to avoid any recognition of this built in gain.

However, if USPA&IRA did pay tax on the appreciated assets, the resulting tax effect would be equal to the tax position USPA&IRA is in today. That is, the corporation would pay tax on the recognized built in gains and the S corporation shareholders would pay tax on the gain passed through. As a C corporation, USPA&IRA would pay a corporate level tax on the gains and any dividends paid to shareholders would be subject to tax at the shareholder level. The potential benefit as an S corporation is where USPA&IRA holds the appreciated assets for ten years. If USPA&IRA is successful at holding the appreciated assets for ten years, any appreciation subsequently realized would not be subject to the corporate level tax.

Historically, USPA&IRA has not disposed of a significant amount of appreciated assets, and it has been represented to us that there is no plan in place to sell a significant amount in the next ten years. Currently, USPA&IRA has approximately $30,000,000 in unrealized gains. If these unrealized gains do not erode and these assets are held for ten years from the date of S corporation election, USPA&IRA could reap approximately $10,500,000 in tax savings.

EXCESS PASSIVE INCOME TAX

Another area that USPA&IRA should consider is the tax on excess passive income. The excess passive income tax applies to S corporations having any subchapter C earnings and profits at the close of a taxable year and where more than 25 percent of the corporation's gross receipts consist of passive investment income. The tax is imposed on the corporation's "excess passive income", defined as the amount that bears the same ratio to net passive income for the taxable year as the excess of passive investment income over 25 percent of gross receipts bears to total passive investment income for the same year. For example, if an S corporation with subchapter C earnings and profits has net passive income of $100, gross passive income of $200, and gross receipts of $400, the excess net passive income is $50 ($100 * $100/200), with a tax of $34. Through discussions with USPA&IRA we do not expect USPA&IRA will be subject to an excess passive income tax, however this should be investigated further.

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Mr. Martin R. Durbin                                             March 23, 1998


SUMMARY

In reviewing the current dividend paying position of USPA&IRA as discussed in the beginning of this letter, the benefits discussed above provide a significant amount of support to elect the S corporation form of entity. The potential of substantial tax savings due to the avoidance of double taxation on the distribution of any excess accumulated cash provides strong support for making this election. Indeed, the additional taxes to be paid by the shareholder's once they begin receiving the passed through items from the corporation will cause their individual income taxes to increase, however, the various options for paying the taxes should allow the shareholders to pay these taxes without any difficulty or hardship. The overall effect of the S election will be one that provides the corporation and its shareholders and agents with optimal cash flow without reducing cash at the corporate level. It is our understanding that current USPA&IRA shareholders are not contemplating a sale, thus, this memorandum does not discuss the benefits S corporation shareholders receive from stock basis increases and the related savings from a subsequent sale of stock.

We sincerely appreciate this opportunity to serve you. Please contact us if you have any questions or if we may be of further assistance.


                                       Very truly yours,


                                       /s/ Christopher J. Kealy
                                       Christopher J. Kealy
                                       Senior Manager